Integra Resources Corp.

Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six-Month Periods Ended

June 30, 2021 and 2020

Expressed in Canadian Dollars

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim condensed consolidated financial statements of Integra Resources Corp. are the responsibility of the management and Board of Directors of the Company.

The unaudited interim condensed financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the financial statements have been prepared within acceptable limits of materiality and are in accordance with International Financial Reporting Standards using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim condensed consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim condensed consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

"George Salamis" (signed)	"Andrée St-Germain" (signed)
George Salamis, President and CEO	Andrée St-Germain, CFO

Integra Resources Corp.

Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six-Month Periods Ended

June 30, 2021 and 2020

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	June 30, 2021	December 31, 2020
	$	$
Assets
Current Assets
Cash and cash equivalents (Note 5)	19,628,906	37,000,648
Receivables and prepaid expenses (Note 6)	1,881,163	844,877
Loan receivable - current portion (Note 6)	38,926	31,515
Total Current Assets	21,548,995	37,877,040
Long-Term Deposits (Note 6)	47,253	30,204
Restricted Cash (Note 7)	23,001	23,100
Loan receivable - non-current portion (Note 6)	168,596	146,733
Property, Plant and Equipment (Note 8)	2,565,245	2,091,519
Right-of-Use Assets (Note 9)	1,199,334	1,085,584
Exploration and Evaluation Assets (Note 10)	63,881,665	72,330,024
Total Assets	89,434,089	113,584,204
Liabilities
Current Liabilities
Trade and other payables (Note 12)	5,363,092	3,346,166
Current reclamation and remediation liability (Note 15)	2,312,132	2,444,386
Current lease liability (Note 9)	566,159	470,713
Current equipment financing liability (Note 13)	236,408	168,510
Due to related parties (Note 11)	625,536	816,811
Total Current Liabilities	9,103,327	7,246,586
Long-Term Lease Liabilities (Note 9)	750,881	719,566
Long-Term Equipment Financing Liability (Note 13)	617,194	459,252
Reclamation and Remediation Liabilities (Note 15)	43,532,831	51,905,753
Total Liabilities	54,004,233	60,331,157
Shareholders' Equity
Share Capital (Note 16)	133,479,680	131,327,665
Reserves (Note 16)	8,125,448	7,458,553
Accumulated Other Comprehensive Loss	(1,467,848)	(1,019,733)
Accumulated Deficit	(104,707,424)	(84,513,438)
Total Equity	35,429,856	53,253,047
Total Liabilities and Equity	89,434,089	113,584,204

Nature of Operations (Note 1); Commitments (Note 14)

These unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on August 13, 2021. They are signed on the Company's behalf by:

"Stephen de Jong" , Director	"Anna Ladd-Kruger" , Director

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss
 (Expressed in Canadian Dollars)

	Three-Month Periods		Six-Month Periods
	Ended June 30,		Ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Operating Expenses
General and Administrative Expenses
Depreciation - Property, plant and equipment (Note 8)	(131,904)	(102,592)	(257,511)	(169,365)
Depreciation - Right-of-use assets (Note 9)	(144,794)	(92,044)	(272,528)	(175,842)
Compensation and benefits	(770,574)	(743,408)	(1,544,654)	(1,261,273)
Corporate development and marketing	(87,797)	(103,541)	(163,880)	(271,428)
Office and site administration expenses	(344,170)	(162,040)	(748,183)	(366,331)
Professional fees	(125,182)	(167,933)	(222,491)	(280,592)
Regulatory fees	(90,422)	(101,469)	(200,848)	(138,158)
Stock-based compensation (Note 16)	(451,072)	(461,930)	(976,947)	(923,015)
	(2,145,915)	(1,934,957)	(4,387,042)	(3,586,004)
Exploration and Evaluation Expenses (Note 10)	(8,980,842)	(2,846,257)	(14,549,470)	(5,259,331)
Operating Loss	(11,126,757)	(4,781,214)	(18,936,512)	(8,845,335)
Other Income (Expense)
Interest income	11,437	74,580	26,987	195,363
Interest income - Loan receivable (Note 6)	3,226	-	3,226	-
Lease interest expenses (Note 9)	(26,645)	(22,883)	(50,434)	(46,219)
Financing interest expenses (Note 13)	(9,657)	(4,508)	(20,344)	(4,508)
Rent income - sublease (Note 9)	17,500	12,870	43,000	38,370
Reclamation accretion expenses (Note 15)	(223,219)	(134,116)	(480,026)	(408,281)
Gain (loss) on equipment sold	288	-	5,985	478
Foreign exchange income (loss)	(401,841)	(379,337)	(785,868)	718,557
Total Other Income (Expense)	(628,911)	(453,394)	(1,257,474)	493,760
Net Loss	(11,755,668)	(5,234,608)	(20,193,986)	(8,351,575)
Other Comprehensive Income (Loss)
Foreign exchange translation	(241,169)	(900,002)	(448,115)	940,548
Other Comprehensive Income (Loss)	(241,169)	(900,002)	(448,115)	940,548
Comprehensive Loss	(11,996,837)	(6,134,610)	(20,642,101)	(7,411,027)
Net Loss Per Share (Note 17)
- basic and diluted	(0.22)	(0.11)	(0.37)	(0.18)
Weighted Average Number of Shares (000's)
- basic and diluted (000's) (Note 17)	54,886	47,823	54,814	47,823

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars, except share numbers)

	Share Capital		Reserves
	Number of Shares*	Amount	Equity Incentive Awards	Warrants	Accumulated Other Comprehensive Income (Loss)	Deficit	Total

Balance at December 31, 2019	47,823,177	$103,572,785	$4,353,229	$833,058	$(849,663)	$(57,349,821)	$50,559,588
Share-based payments - options	-	-	923,015	-	-	-	923,015
Other comprehensive income	-	-	-	-	940,548	-	940,548
Net loss	-	-	-	-	-	(8,351,575)	(8,351,575)
Balance at June 30, 2020	47,823,177	103,572,785	5,276,244	833,058	90,885	(65,701,396)	44,071,576

Balance at December 31, 2020	54,608,177	131,327,665	6,625,495	833,058	(1,019,733)	(84,513,438)	53,253,047
Shares issued for cash	361,950	1,489,273	-	-	-	-	1,489,273
Share issue cost - cash	-	(109,604)	-	-	-	-	(109,604)
Share-based payments - equity
incentive awards	-	-	976,947	-	-	-	976,947
Options exercised	189,733	752,978	(282,419)	-	-	-	470,559
RSUs vested	4,112	19,368	(19,368)	-	-	-	-
RSU vested - cash redemption	-	-	(8,265)	-	-	-	(8,265)
Other comprehensive loss	-	-	-	-	(448,115)	-	(448,115)
Net loss	-	-	-	-	-	(20,193,986)	(20,193,986)
Balance at June 30, 2021	55,163,972	$133,479,680	$7,292,390	$833,058	$(1,467,848)	$(104,707,424)	$35,429,856

*Number of shares outstanding reflects the 2.5 to 1 consolidation on July 9, 2020 of the Company's issued and outstanding shares.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

 Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Six-Month Periods Ended
	June 30, 2021	June 30, 2020
	$	$
Operations
Net loss	(20,193,986)	(8,351,575)
Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation - Property, plant and equipment (Note 8)	257,511	169,365
Depreciation - Right-of-use assets (Note 9)	272,528	175,842
Lease interest expenses (Note 9)	50,434	46,219
Financing interest expenses	-	4,508
Reclamation accretion expenses (Note 15)	480,026	408,281
Reclamation expenditures (Note 15)	(954,015)	(922,062)
Unrealized foreign exchange loss	34,300	(38,624)
Share-based payment (Note 16)	976,947	923,015
Net change in non-cash working capital items:
Receivables, prepaid expenses and other assets	(1,047,562)	(61,078)
Loan receivable (Note 6)	(43,379)	-
Lease liabilities	(17,461)	(73,895)
Financing liabilities	-	766,977
Trade and other payables	2,189,398	979,966
Due to related parties	(191,275)	(124,148)
Cash flow used in operating activities	(18,186,534)	(6,097,209)
Investing
Additions to property, plant and equipment	(450,686)	(852,205)
Long-term investments (Note 7)	99	1,999,521
Loan receivable - principal portion (Note 6)	9,373	-
Property acquisition costs	(61,812)	(68,830)
Cash flow used in (provided by) investing activities	(503,026)	1,078,486
Financing
Issuance of common shares - ATM (Note 16)	1,489,273	-
Issuance of common shares - Options (Note 16)	462,294	-
Share issue costs	(292,861)	(27,036)
Lease principal payments (Note 9)	(260,301)	(140,672)
Financing principal payments (Note 13)	(80,587)	(13,974)
Cash flow provided by (used in) financing activities	1,317,818	(181,682)
Decrease in cash and cash equivalents	(17,371,742)	(5,200,405)
Cash and cash equivalents at beginning of period	37,000,648	31,323,346
Cash and cash equivalents at end of period	19,628,906	26,122,941

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS

Integra Resources Corp. ("Integra" or the "Company"), formerly Mag Copper Limited, was incorporated on April 15, 1997 as Berkana Digital Studios Inc.  On December 4, 1998, the name of the Company was changed to Claim Lake Resource Inc. and on March 31, 2005, the Company changed its name to Fort Chimo Minerals Inc. On January 1, 2009, the Company amalgamated with its wholly-owned subsidiary, Limestone Basin Exploration Ltd.  The amalgamated company continued to operate as Fort Chimo Minerals Inc.  On June 14, 2011, the Company changed its name to Mag Copper Limited and on August 11, 2017, the Company changed its name to Integra Resources Corp.

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6 and its registered office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver, BC V6C 3E8.

The Company trades on the TSX Venture under the trading symbol "ITR". The common shares of the Company began trading on the NYSE American under the ticker "ITRG" on July 31, 2020. The common shares ceased trading on the OTCQX concurrently with the NYSE American listing.

Integra is a development stage company engaged in the acquisition, exploration, and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar Project, consisting of the neighboring DeLamar and Florida Mountain Gold and Silver Deposits
("DeLamar" or the "DeLamar Project") in the heart of the historic Owyhee County mining district in south western Idaho. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of feasibility level studies designed to advance the DeLamar Project towards a potential construction decision.

The COVID-19 global outbreak may have an impact on the Company's business. Management has put in place all necessary measures to protect its employees' safety and to secure essential site activities. The Company continues to monitor the situation and the impact the virus may have on the DeLamar Project. Should the virus spread, travel bans remain in place or should one of the Company's team members or consultants become infected, the Company's ability to advance the DeLamar Project may be impacted. Similarly, the Company's ability to obtain financing and the ability of the Company's vendors, suppliers, consultants, and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus.

2. BASIS OF PREPARATION

2.1 Statement of Compliance

These unaudited interim condensed consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards ("IAS") 34 'Interim Financial Reporting' ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These unaudited interim condensed consolidated financial statements were authorized by the Board of Directors of the Company on August 13, 2021.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies

These unaudited interim condensed consolidated financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company's December 31, 2020 audited consolidated annual financial statements.

Basis of Consolidation

These unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Integra Resources Holdings Canada Inc., Integra Resources Holdings U.S. Inc., and DeLamar Mining Company.  All intercompany balances and transactions are eliminated upon consolidation.

Foreign Currency Translation

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The functional currency of the Canadian parent company and its Canadian subsidiary is the Canadian dollar.  The functional currency of the Company's two US subsidiaries is the US dollar.  The presentation currency of the Company is the Canadian dollar.

Foreign currency transactions and balances

Foreign currency transactions are recorded initially at the exchange rates prevailing at the transactions' dates. At each subsequent reporting period:

  Foreign currency monetary items are reported at the closing rate at the date of the statement of financial position;
  Non-monetary items carried at historical rates are reported at the closing rate at transactions' dates;
  Non-monetary items carried at fair value are reported at the rates that existed when the fair values were determined.

When a foreign currency transaction involves an advance payment or receipt, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income is the date on which an entity initially recognized the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in net income, with one exception. Exchange differences arising from the translation of the net investment in foreign entities are recognized in a separate component of equity, foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in net income as part of the gain or loss on sale.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

Foreign Currency Translation (continued)

Translation of subsidiary results into the presentation currency

The operating results and statements of financial position of the Company's subsidiaries which have the US dollar as a functional currency have been translated into Canadian dollars as follows:

i) Assets and liabilities are translated at the closing rate at the date of the statement of financial position;

ii) Revenue and expenses are translated at the average exchange rates, unless there is significant fluctuation in the exchange rates. In that case revenue and expenses are translated at the exchange rate at the date of transaction, except depreciation, depletion, and amortization, which are translated at the exchange rates applicable to the related assets;

iii) All resulting translation differences are recognized in other comprehensive income (loss).

When a foreign operation is disposed of, the cumulative amount of the exchange differences recognized in other comprehensive income (loss) and accumulated in the separate component of equity relating to that foreign operation shall be recognized in profit or loss when the gain or loss on disposal is recognized.

2.3 Adoption of New Standards

New Accounting Pronouncements

Certain pronouncements were issued by the International Accounting Standards Board (IASB) that will be mandatory for accounting periods on or after January 1, 2021. Integra adopted the following amendments in 2021.

Interest Rate Benchmark Reform Phase II - IFRS 9 Financial Instruments, IAS 39 Financial Instruments, IFRS 7 Financial Instruments Disclosures, IFRS 4, Insurance Contracts, and IFRS 16, Leases - Amendments: In August 2020, IASB issued the second phase of this reform, addressing the effects of the reform on a company's financial statements that arise when an interest rate benchmark used to calculate interest on loans, leases, and hedge contracts is replaced with an alternative benchmark rate. It provides guidance on how to treat financial asserts and financial liabilities where the basis for determining the contractual cash flows changes due to the reform. No reinstatements of prior periods are required, except there could be some potential reinstatements of hedge relationships that were discontinued due to changes directly required by the reform.

The Company assessed that these amendments have no impact on its consolidated financial statements.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

2. BASIS OF PREPARATION (continued)

2.4 Significant Accounting Estimates and Judgments

The preparation of the unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

There have been no material revisions to the nature and amount of judgments or estimates as reported in the Company's audited consolidated financial statements for the year ended December 31, 2020.

3. CAPITAL MANAGEMENT

The Company's capital management goals are to: ensure there are adequate capital resources to safeguard the Company's ability to continue as a going concern; maintain sufficient funding to support the acquisition, exploration, and development of mineral properties and exploration and evaluation activities; maintain investors' and market confidence; and provide returns and benefits to shareholders and other stakeholders.

The Company's working capital as of June 30, 2021 was $12,445,668 (December 31, 2020 - $30,630,454). The Company's capital structure is adjusted based on the funds available to the Company such that it may continue exploration and development of its properties for the mining of minerals that are economically recoverable.  The Board of Directors does not establish quantitative return on capital criteria, but rather relies on the expertise of management and other professionals to sustain future development of the business.

The Company's properties are in the exploration and development stage and, as a result, the Company currently has no source of operating cash flow. The Company intends to raise such funds as and when required to complete its projects.  There is no assurance that the Company will be able to raise additional funds on reasonable terms.  The only sources of future funds presently available to the Company are through the exercise of options, the sale of equity capital of the Company or the sale by the Company of an interest in any of its properties in whole or in part.  The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the six-month period ended June 30, 2021.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

4. FINANCIAL INSTRUMENTS

All financial instruments are initially measured at fair value plus or minus transaction costs (in case of a financial asset or financial liability not at fair value through profit or loss). Subsequent measurements are designed either at amortized costs or fair value (gains and losses are either recognized in profit or loss (fair value through profit or loss, FVTPL), or recognized in other comprehensive income (fair value through other comprehensive income, FVTOCI)).

Fair Value

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

The Company's financial instruments are accounted for as follows under IFRS 9:

FINANCIAL ASSETS:	CLASSIFICATION
Cash and cash equivalents	FVTPL
Receivables (excluding tax receivables)	Amortized cost, less any impairment
Loan receivable	Amortized cost, less any impairment
Restricted cash, long-term	Amortized cost, less any impairment

FINANCIAL LIABILITIES:	CLASSIFICATION
Trade and other payables	Other financial liabilities, measured at amortized cost
Due to related parties	Other financial liabilities, measured at amortized cost
Lease liability	Other financial liabilities, measured at amortized cost
Equipment financing liability	Other financial liabilities, measured at amortized cost

The following table summarizes the Company's financial instruments classified as FVTPL as at June 30, 2021 and December 31, 2020:

	Level	June 30, 2021	December 31, 2020
FINANCIAL ASSETS:

Cash and cash equivalents	1	$ 19,628,906	$ 37,000,648

Fair value estimates of all financial instruments are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

4. FINANCIAL INSTRUMENTS (continued)

The Company's lease liability and equipment financing liability are recorded at amortized costs using effective interest rate method. Lease liability and equipment financing liabilities are initially measured at the present value of the payments to be made over the lease (financing) term, using the implicit interest rate (if available) or incremental borrowing rate for the present value determination. For restricted cash, lease liabilities and equipment financing liabilities, the carrying values approximate their fair values at the period end because the interest rates used to discount host contracts approximate market interest rates. The carrying values of other financial assets, trade and other payables and due to related parties approximate their fair values due to the short-term nature of these items.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

i) Credit Risk

Credit risk is the risk of loss associated with a counter-party's inability to fulfill its payment obligations.  The credit risk is attributable to various financial instruments, as noted below.  The credit risk is limited to the carrying value amount carried on the consolidated statements of financial position.

a. Cash and cash equivalents - Cash and cash equivalents are held with major Canadian and U.S. banks and therefore the risk of loss is minimal.

b. Receivables (excluding tax receivables) - The Company is not exposed to significant credit risk as its receivables are insignificant.

c. Loan receivable - An impairment test based on the expected loss model is being performed quarterly, and management assessed that the credit risk related to the loan receivable is low (see Note 6).

ii) Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they become due. The Company intends on securing further financing to ensure that the obligations are properly discharged.

iii) Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, commodity prices and/or stock market movements (price risk).

a. Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. There is no interest rate risk related to the Company's financing liability. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with a chartered Canadian and US financial institutions. The Company considers this risk to be immaterial.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

4. FINANCIAL INSTRUMENTS (continued)

iii) Market Risk (continued)

b. Foreign Exchange Risk

The Company is exposed to currency fluctuations given that most of its expenditures are incurred in the US. To manage this risk and mitigate its exposure to exchange rates fluctuation, the Company holds most of its cash and short-term investments in USD (see Note 5).

During the six-month period ended June 30, 2021, the Company recognized a net foreign exchange loss of $785,868. Based on the Company's net foreign currency exposure at June 30, 2021, depreciation or appreciation of US dollar against the Canadian dollar would have resulted in the following increase or decrease in the Company's net loss:

At June 30, 2021	Possible exposure*	Impact on net loss	Impact on net loss

US dollar	+/-5%	$ 771,535	$ (771,535)

*Possible exposure is based on management's best estimate of the reasonably possible fluctuations of foreign exchange rates in the next twelve months.

5. CASH AND CASH EQUIVALENTS

The balance at June 30, 2021 consists of $18,585,522 in cash and $1,043,384 held in short-term investments (December 31, 2020 - $35,209,012 in cash and $1,791,636 in short-term investments) on deposit with major Canadian and US banks.  Short-term investments are redeemable on a monthly basis, with the annual interest rates ranging between 0.20% (investments in US$) and 0.25% (investments in C$). As of June 30, 2021, the Company held approximately 93% (December 31, 2020 - 93%) of its cash and short-term investments in US dollar.

6. RECEIVABLES, PREPAID EXPENSES, DEPOSITS, AND LOAN RECEIVABLE

Receivables and Prepaid Expenses As at	June 30, 2021	December 31, 2020
Receivables	$38,159	$40,864
Prepaid expenses	1,843,004	804,013
Total receivables and prepaid expenses	$1,881,163	$844,877

Long-Term Deposits As at	June 30, 2021	December 31, 2020
Long-term security deposit*	$47,253	$30,204
Total Long-Term Deposits	$47,253	$30,204

*Long-term security deposit is related to the head-office lease, Boise office lease, utility, equipment rental, and the campground lease security deposits.

At June 30, 2021 and December 31, 2020, the Company anticipates full recovery of these amounts and therefore no impairment has been recorded against these receivables and long-term deposits. The Company holds no collateral for any receivable amounts outstanding as at June 30, 2021 and December 31, 2020.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

6. RECEIVABLES, PREPAID EXPENSES, DEPOSITS, AND LOAN RECEIVABLE (continued)

Loan receivable

In August 2020, the Company extended a US$140,000 (C$178,248) loan to a local entrepreneur to complete the construction of a restaurant in Jordan Valley. This restaurant will serve the local community and the Company's employees and contractors.  The loan bears a 6.0% interest rate per annum for a five-year term. The first payment was originally due on January 31, 2021 but was subsequently deferred to April 30, 2021.  The monthly loan instalment is US$3,383, and the Company received three monthly instalments by the end of current six-month period ended June 30, 2021. The loan is fully secured by the premises and all property affixed or attached to or incorporated upon the premises.  At the beginning of the current year, the loan was increased from US$140,000 (C$178,248) to US$175,000 (C$216,895).

A summary of the changes in the loan receivable for the current six-month period ended June 30, 2021 and the year ended December 31, 2020 is as follows:

Loan receivable

Balance, December 31, 2019	$-
Loan receivable	178,248
Principal payments	-
Balance, December 31, 2020	$178,248
Loan receivable - addition	43,379
Principal payments	(9,373)
Translation	(4,732)
Balance, June 30, 2021	$207,522
Current portion	$38,926
Non-current portion	$168,596

Interest income in the current period was $3,226. The impairment test has been performed quarterly, based on the expected credit loss model. Management assessed the credit risk related to the loan as low (Note 4(i)).

7. RESTRICTED CASH

The Company's restricted cash at June 30, 2021 consists of $23,001 (December 31, 2020 - $23,100), in credit card security deposits. The December 31, 2020 balance was related to the same item.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

8. PROPERTY, PLANT AND EQUIPMENT

	Computers and software	Office furniture and equipment	Vehicles	Buildings, well, road, and buildings improvements	Equipment	Total
Cost
Balance at December 31, 2019	$221,187	$51,383	$75,129	$887,995	$466,016	$1,701,710
Additions (adjustments)	50,614	3,606	47,146	22,385	934,819	1,058,570
Translation difference	42	(142)	(1,481)	(16,091)	(9,186)	(26,858)
Balance at December 31, 2020	271,843	54,847	120,794	894,289	1,391,649	2,733,422
Additions (adjustments)	19,866	-	43,818	132,271	581,956	777,911
Translation difference	(5,208)	(187)	(3,207)	(21,840)	(36,944)	(67,386)
Balance at June 30, 2021	$286,501	$54,660	$161,405	$1,004,720	$1,936,661	$3,443,947

Accumulated Depreciation
Balance at December 31, 2019	$(85,504)	$(18,893)	$(20,390)	$(35,104)	$(105,742)	$(265,633)
Depreciation	(71,366)	(10,164)	(32,958)	(62,585)	(200,236)	(377,309)
Translation difference	(2,091)	40	404	603	2,083	1,039
Balance at December 31, 2020	(158,961)	(29,017)	(52,944)	(97,086)	(303,895)	(641,903)
Depreciation	(38,524)	(5,339)	(19,292)	(32,128)	(156,210)	(251,493)
Translation difference	2,747	90	1,406	2,383	8,068	14,694
Balance at June 30, 2021	$(194,738)	$(34,266)	$(70,830)	$(126,831)	$(452,037)	$(878,702)

Carrying amounts

December 31, 2019	$135,683	$32,490	$54,739	$852,891	$360,274	$1,436,077
December 31, 2020	$112,882	$25,830	$67,850	$797,203	$1,087,754	$2,091,519
June 30, 2021	$91,763	$20,394	$90,575	$877,889	$1,484,624	$2,565,245

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

9. LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

All leases are accounted for in accordance with the IFRS 16, Leases.

A summary of the changes in right-of-use assets for the six-month period ended June 30, 2021 and the year ended December 31, 2020 is as follows:

Right-of-Use Assets	Head office rent (5-year term)	Vehicles (3 & 4-year term)	Equipment (3-year term)	DeLamar office rent (3.7 and 5-year terms)	Total
Balance, December 31, 2019	$708,122	$86,523	$152,665	$-	$947,310
Additions	5,200	295,210	834	242,141	543,385
Depreciation	(227,515)	(87,940)	(51,310)	(33,631)	(400,396)
Translation differences	-	(1,705)	(3,010)	-	(4,715)
Balance, December 31, 2020	485,807	292,088	99,179	208,510	1,085,584
Additions	1,912	209,826	-	189,499	401,237
Depreciation	(113,758)	(84,934)	(24,974)	(47,899)	(271,565)
Translation differences	-	(7,754)	(2,633)	(5,535)	(15,922)
Balance, June 30, 2021	$373,961	$409,226	$71,572	$344,575	$1,199,334

A summary of the changes in lease liabilities for the six-month period ended June 30, 2021 and the year ended December 31, 2020 is as follows:

Lease Liabilities	Head office rent	Vehicles	Equipment	DeLamar office rent	Total
Balance, December 31, 2019	$781,479	$87,867	$153,334	$-	$1,022,680
Short-term lease liabilities at initial recognition	-	88,005	-	84,310	172,315
Long-term lease liabilities at initial recognition	(2,642)	207,206	-	157,830	362,394
Payments - principal portion	(203,397)	(102,300)	(46,127)	(12,658)	(364,482)
Adjustments	2,126	-	-	-	2,126
Translation differences	-	(1,732)	(3,022)	-	(4,754)
Balance, December 31, 2020	577,566	279,046	104,185	229,482	1,190,279
Short-term lease liabilities at initial recognition	-	65,191	-	51,682	116,873
Long-term lease liabilities at initial recognition	4,003	144,635	-	137,818	286,456
Payments - principal portion	(110,043)	(92,016)	(24,261)	(49,034)	(275,354)
Adjustments	15,053	-	-	-	15,053
Translation differences	-	(7,408)	(2,766)	(6,093)	(16,267)
Balance, June 30, 2021	$486,579	$389,448	$77,158	$363,855	$1,317,040

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

9. LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued)

Carrying lease liabilities amounts and the interest expense changes are as follows:

	Current lease liabilities	Long-term lease liabilities	Total lease liabilities	Interest expenses
Balance, December 31, 2019	$305,638	$717,042	$1,022,680	$88,466
Balance, December 31, 2020	470,713	719,566	1,190,279	92,271
Balance, June 30, 2021	$566,159	$750,881	$1,317,040	$50,434

The Company subleased a portion of its head office to three companies for a rent income of $43,000 in the current six-month period ended June 30, 2021 (June 30, 2020 - $38,370). The income is recognized in the statement of operations and comprehensive loss, under the "Rent income - sublease".

Operating Leases

The Company elected to apply recognition exemption under IFRS 16 on its short-term rent agreements related to its office and equipment rentals. For the six-month period ended June 30, 2021, the Company expensed $36,704 (June 30, 2020 - $86,577) related to these operating leases.  June 30, 2020 expensed amount was related to the short-term office rent and equipment rental agreements. The Company's short-term lease commitment as of June 30, 2021 was $71,129 (December 31, 2020 - $15,877).

10. EXPLORATION AND EVALUATION ASSETS

The DeLamar Project consists of the neighbouring DeLamar and Florida Mountain Gold and Silver Deposits, located in the heart of the historic Owyhee County mining district in south western Idaho.

DeLamar Gold and Silver Deposit

On November 3, 2017, the Company acquired 100% of interest in Kinross DeLamar Mining Company, a wholly-owned subsidiary of Kinross Gold Corporation ("Kinross"), which owned the DeLamar Deposit for $7.5 million ("mm") in cash and the issuance of 2,218,395 common shares of the Company that is equal to 9.9% of all of the issued and outstanding shares of the Company upon closing of the October 2017 $27.3mm financing. The 2,218,395 common shares issued were valued at $4,714,089 on the closing date. The Company paid $3.0mm cash at closing of the acquisition transaction and issued a $4.5mm promissory note, which was originally due in May 2019.  In February 2019, the maturity date of the promissory note was extended to November 3, 2019, and the promissory note was paid in full on October 31, 2019. That payment represents payment-in-full for all amounts owing under the promissory note agreement and all obligations under the agreement with Kinross USA Inc. have been fully performed. As a result, Kinross USA Inc. has released its security on 25% of the shares of DeLamar Mining Company.

A portion of the DeLamar Project was subject to a 2.5% NSR payable to Kinross. In December 2019, Kinross Gold USA Inc. informed DeLamar that its affiliate Kinross has entered a Royal Purchase and Sale Agreement dated December 1, 2019 whereby Kinross agreed to sell, assign, transfer, and convey to Maverix Metals (Nevada) Inc. and Maverix Metals Inc. all of Kinross' or its applicable subsidiaries' rights, titles, and interests in a portfolio of royalties, including the net smelter returns royalty governed by the Royalty Agreement. The Maverix royalty applies to more than 90% of the current DeLamar area resources, but this royalty will be reduced to 1.0% upon Maverix receiving total royalty payments of C$10,000,000.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

Florida Mountain Gold and Silver Deposit

Integra executed in December 2017 Purchase and Sale Agreements with two private entities (Empire and Banner) to acquire patented claims in the past-producing Florida Mountain Gold and Silver Deposit ("Florida Mountain") for a total consideration of US$2mm (C$2.5mm) in cash. The Company completed the purchase of the Florida Mountain Empire claims in January 2018 and paid US$1.6mm (C$2.0mm) at closing. The Company completed the acquisition of the Florida Mountain Banner claims in the second quarter of 2018 and paid US$0.4mm (C$0.5mm) at closing.

War Eagle Gold-Silver Deposit

In December 2018, the Company has entered into an option agreement with Nevada Select Royalty Inc. ("Nevada Select"), a wholly owned subsidiary of Ely Gold Royalties Inc. ("Ely Gold") to acquire Nevada Select's interest in a State of Idaho Mineral Lease (the "State Lease") encompassing the War Eagle gold-silver Deposit ("War Eagle") situated in the DeLamar District, southwestern Idaho. Upon exercise of the option, Nevada Select will transfer its right, title and interest in the State Lease, subject to a 1.0% net smelter royalty on future production from the deposit payable to Ely Gold, to DeLamar Mining. Under the option agreement, Integra will pay Nevada Select US$200,000 over a period of four years in annual payments, as per the following schedule:

  US$20,000 cash at execution of the option agreement (C$27,284 - paid in December 2018);
  US$20,000 cash on the six-month anniversary (C$26,486 - paid in June 2019);
  US$30,000 cash on the one-year anniversary (C$38,964 - paid in December 2019);
  US$30,000 cash on the second anniversary (C$38,196 - paid in December 2020);
  US$30,000 cash on the third anniversary; and
  US$70,000 cash on the fourth anniversary.

Integra has the right to accelerate the payments and exercise of the option at anytime prior to the fourth-year anniversary. The State Lease is subject to an underlying 5.0% gross royalty payable to the State of Idaho.

On June 21, 2021, Gold Royalty Corp. ("GRC") and Ely Gold announced that they have entered into a definitive agreement pursuant to which GRC will acquire all of the issued and outstanding common shares of Ely Gold by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia). The companies are working towards closing the transaction in the third quarter of 2021.

In the War Eagle Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750m north of the State Lease.

BlackSheep District

The Company staked a number of the BlackSheep claims in 2018. The staking was completed in early 2019.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration and Evaluation Assets Summary:

Total
Balance at December 31, 2019	$61,348,921
Land acquisitions/option payments	45,835
Claim Staking	69,550
Legal expenses	5,559
Title review and environment	8,678
Reclamation adjustment*	12,000,190
Depreciation**	(9,453)
Translation difference***	(1,209,218)
Total	72,260,062
Advance minimum royalty	69,962
Balance at December 31, 2020	72,330,024
Land acquisitions/option payments	18,591
Reclamation adjustment*	(6,585,428)
Depreciation**	(4,550)
Translation difference***	(1,920,165)
Total	63,838,472
Advance minimum royalty	43,193
Balance at June 30, 2021	$63,881,665

*Reclamation adjustment is the change in present value of the reclamation liability, mainly due to changes to inflation rate and discount rate. Also see Note 15.

**A staff house building with a carrying value of US$187,150 (C$231,954) has been included in the DeLamar property. This building is being depreciated.

***December 31, 2019 closing balance of US$47,235,080 (C$61,348,921), translated to C$ with the December 31, 2020 exchange rate equals to $60,139,703, resulting in a $1,209,218 translation difference; December 31, 2020 closing balance of US$56,809,633 (C$72,330,024), translated to C$ with the June 30, 2021 exchange rate equals to $70,409,859, resulting in a $1,920,165 translation difference.

The Company spent $14,549,470 in exploration and evaluation activities during the six-month period ended June 30, 2021 (June 30, 2020 - $5,259,331).

The following tables outline the Company's exploration and evaluation expense summary for the six-month periods ended June 30, 2021 and 2020:

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration and Evaluation Expense Summary:

June 30, 2021	DeLamar deposit	Florida Mountain deposit	War Eagle deposit	Other deposits	Joint expenses	Total
Contract exploration drilling	$903,961	$3,541,736	$-	$1,336,476	$-	$5,782,173
Contract metallurgical drilling	-	-	-	-	-	-
Contract condemnation drilling	235,885	-	-	-	-	235,885
Exploration drilling - other drilling labour & related costs	594,447	1,916,480	140	866,441	-	3,377,508
Condemnation drilling - other drilling labour & related costs	72,605	-	-	-	-	72,605
Other exploration expenses*	72,233	-	-	62,331	883,198	1,017,762
Other development expenses**	-	-	-	-	1,059,422	1,059,422
Land***	121,573	48,296	2,888	26,942	13,450	213,149
Permitting	-	-	-	-	1,594,252	1,594,252
Metallurgical test work	47,407	99,915	-	-	-	147,322
Technical reports and studies	-	-	-	-	942,629	942,629
Community engagement	-	-	-	-	106,763	106,763
Total	$2,048,111	$5,606,427	$3,028	$2,292,190	$4,599,714	$14,549,470

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

**Includes development G&A expenses and payroll

***Includes compliance, consulting, property taxes, legal, etc. expenses

June 30, 2020	DeLamar deposit	Florida Mountain deposit	Other deposits	Joint expenses	Total
Contract exploration drilling	$317,008	$356,613	$-	$-	$673,621
Contract metallurgical drilling	860,497	-	-	-	860,497
Exploration drilling - other drilling labour & related costs	288,297	219,953	15,011	-	523,261
Metallurgical drilling - other drilling labour & related costs	375,847	-	-	-	375,847
Other exploration expenses*	-	-	306,599	805,841	1,112,440
Other development expenses**	-	-	-	532,791	532,791
Land***	96,714	41,912	29,456	4,518	172,600
Permitting	-	-	-	534,539	534,539
Metallurgy test work	248,925	75,459	-	-	324,384
Technical reports and studies	-	-	-	66,281	66,281
Community engagement	-	-	-	83,070	83,070
Total	$2,187,288	$693,937	$351,066	$2,027,040	$5,259,331

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants.

**Includes development G&A expenses and payroll

***Includes compliance, consulting, property taxes, legal, etc. expenses

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

11. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

Related parties include the Board of Directors and officers and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

As June 30, 2021, $625,536 (December 31, 2020 - $816,811) was due to related parties for payroll expenses, consulting fees, bonuses accruals, vacation accruals and other expenses.  Receivables from related parties (related to rent and office expenses) as of June 30, 2021 amounted to $9,803 (December 31, 2020 - $9,516) and was recorded in receivables. These receivables were settled subsequent to the period end.

Key Management Compensation:

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

Remuneration attributed to executives and directors for the six-month periods ended June 30, 2021 and 2020 were as follows:

	June 30, 2021	June 30, 2020
Short-term benefits*	$1,178,243	$932,456
Associate companies**	(9,705)	(16,886)
Stock-based compensation	632,171	638,648
Total	$1,800,709	$1,554,218

*Short-term employment benefits include salaries, consulting fees, vacation accruals and bonus accruals for key management. It also includes directors' fees for non-executive members of the Company's Board of Directors.

**Net of payable/receivable/GST due to/from entities for which Integra's directors are executives, mostly related to rent and office expenses.

On March 31, 2021, the Company issued 6,921 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's March 31, 2021 closing share price of $3.40. Those units vested in full at the grant date. The share-based payment related to these DSUs was calculated as $23,531, expensed on March 31, 2021 (included in the above table under stock-based compensation).

On June 30, 2021, the Company issued 6,482 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's June 30, 2021 closing share price of $3.63. Those units vested in full at the grant date. The share-based payment related to these DSUs was calculated as $23,529, expensed on June 30, 2021 (included in the above table under stock-based compensation).

The Company did not issue deferred share units in lieu of directors' fees in 2020. The option to receive DSUs in lieu of cash directors' fees was introduced in 2021 in order to encourage insiders' ownership.

12. TRADE AND OTHER PAYABLES

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and amounts payable for operating and financing activities.  The usual credit period taken for trade purchases is between 30 to 90 days. The majority of the Company's payables relates to development and exploration expenditures, legal and office expenses, and consulting fees.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

12. TRADE AND OTHER PAYABLES (continued)

The following is an aged analysis of the trade and other payables:

As at	June 30, 2021	December 31, 2020
<30 days	$3,472,381	$2,640,967
31 - 60 days	23,934	5,613
61 - 90 days	-	344
>90 days	409	3,820
Total Accounts Payable	3,496,724	2,650,744
Accrued Liabilities	1,866,368	695,422
Total Trade and Other Payables	$5,363,092	$3,346,166

Accrued liabilities at June 30, 2021 and December 31, 2020 include mostly accruals for project exploration and development expenditures, payroll, bonuses, vacation, professional services, regulatory, and office expenses.

13. EQUIPMENT FINANCING

During the previous fiscal year, the Company's wholly owned subsidiary, DeLamar Mining Company, purchased a dozer and two small excavators and entered into a 48-month mobile equipment financing agreement in the amount of US$0.6mm (C$0.8mm). The mobile equipment financing is guaranteed by Integra Resources Corp.

During the quarter ended June 30, 2021, the Company's wholly owned subsidiary, DeLamar Mining Company, purchased a dozer and entered into a 48-month mobile equipment financing agreement in the amount of US$0.3mm (C$0.3mm). The mobile equipment financing is guaranteed by Integra Resources Corp.

The equipment financing liability is initially measured at the present value of the payments to be made over the financing term, using the implicit interest rate of 7.0% per annum for the 2020 financing and the implicit interest rate of 6.5% for the financing incurred in the current six-month period. Subsequently, equipment financing liability is accreted to reflect interest and the liability is reduced to reflect financing payments.

A summary of the changes in the equipment financing liability and the interest expenses for the six-month period ended June 30, 2021 and the year ended December 31, 2020 is as follows:

Financing Liability Equipment
Balance, December 31, 2019	$-
Financing liabilities at initial recognition	720,763
Principal payments	(93,001)
Balance, December 31, 2020	627,762
Addition	323,093
Principal payments	(80,587)
Translation	(16,666)
Balance, June 30, 2021	$853,602
Less: Current liability portion	$236,408
Long-Term liability portion	$617,194

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

13. EQUIPMENT FINANCING (continued)

Interest expenses
Balance, December 31, 2020	$29,307
Balance, June 30, 2021	$20,344

14. COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Net Smelter Return

A portion of the DeLamar Project is subject to a 2.5% NSR payable to Maverix Metals Inc. ("Maverix"). The NSR will be reduced to 1.0% once Maverix has received a total cumulative royalty payment of C$10 million.

Please see Note 10 for additional details.

Advance Minimum Royalties, Land Access Lease Payments, and Annual Claim Filings

The Company is required to make property rent payments related to its mining lease agreements with landholders and the Idaho Department of Lands ("IDL"), in the form of advance minimum royalties ("AMR"). There are multiple third-party landholders, and the royalty amounts due to each of them over the life of the Project varies with each property.

The Company's AMR obligation is expected to total US$64,950 (C$80,499) for 2021 (December 31, 2020 - US$54,950 (C$69,962)) - US$34,850 (C$43,193) was paid in the current period.

The Company's obligation related to land and road access lease payments, option payments and IDL rent payments is expected to total US$229,331 (C$284,233) for 2021 (December 31, 2020 - US$195,193 (C$248,520)) - US$147,465 (C$182,768) was paid in the current period.

The Company's obligation for BML claim fees is expected to total US$191,070 (C$236,812) for 2021 (December 31, 2020 - US$191,651 (C$244,010)).

The increase in land related payments from 2020 to 2021 is not material and is mostly a result of the Company's increased land position.

Other Commitments

The Company's commitments and contractual obligations at June 30, 2021, are as follows:

Commitments and contractual obligations	Less than one year commitment	1 - 3 years commitment	3 - 5 years commitment	Over 5 years commitment	Total

Contractual obligations*	3,925,802	1,069,652	216,622	-	5,212,076
Total	$3,925,802	$1,069,652	$216,622	$-	$5,212,076

  *Contractual obligations are related to various exploration and development commitments.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

15. RECLAMATION AND REMEDIATION LIABILITIES

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. The site has been reclaimed by the former owner, Kinross, and the Company's environmental liabilities consist mostly of water treatment, general site maintenance and environmental monitoring costs.

The reclamation and remediation obligation represents the present value of the water treatment and environmental monitoring activities expected to be completed over the next 70 years. The cost projection has been prepared by an independent third party with expertise in mining site reclamation. Water treatment costs could be reduced in the event that mining at DeLamar resumes in the future. The Company's cost estimates do not currently assume any future mining activities. Assumptions based on the current economic environment have been made, which management believes are a reasonable basis upon which to estimate the future liability.

These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual water treatment and environmental monitoring costs will ultimately depend upon future market prices for the required activities that will reflect market conditions at the relevant time.

For the year ended December 31, 2020, the Company reviewed and revised some of its December 31, 2019 assumptions and estimates. The discount rate assumption changed significantly in 2020 as it is based on the US Treasury rate. As a result, the discount rate decreased from 2.39% to 1.65% in the year ended December 31, 2020, which increased the present value of the reclamation liability. The inflation rates have been revised to 1.50% for 2021 and 2.0% for the following years. The company applied 0% market risk premium for 2020, 2.5% for 2021 and 2022, and 5% for the following years.  The Company maintained the same market risk premium for the year ended December 31, 2020.

For the six-month period ended June 30, 2021, the Company reviewed and revised some of its December 31, 2020 assumptions and estimates. The discount rate assumption changed significantly in 2021 as it is based on the US Treasury rate. As a result, the discount rate increased from 1.65% to 2.06% in the current period, which decreased the present value of the reclamation liability. The inflation rates have not been revised in the current period, due to immaterial changes during the current period.  The Company applied 0% market risk premium for the current year, 2.5% for 2022 and 2023, and 5% for the following years.

Changes resulting from the reclamation assumptions revision are recognized as a change in the carrying amount of the reclamation liability and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset (see Note 10).

The following table details the changes in the reclamation and remediation liability.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

15. RECLAMATION AND REMEDIATION LIABILITIES (continued)

Water Treatment, General Site Maintenance and Environmental Monitoring	$
Liability balance at December 31, 2019	44,312,159
Reclamation spending	(1,985,571)
Accretion expenses	944,850
Reclamation adjustment	12,000,190
Translation difference	(921,489)
Liability balance at December 31, 2020	54,350,139
Reclamation spending	(954,015)
Accretion expenses	480,026
Reclamation adjustment	(6,585,428)
Translation difference	(1,445,759)
Balance at June 30, 2021	45,844,963
Current portion at June 30, 2021	2,312,132
Non-current portion at June 30, 2021	43,532,831

 As at June 30, 2021, the current portion of the reclamation and remediation obligation of $2,312,132 represents the total estimated water treatment, general site maintenance and environmental monitoring costs to be incurred from January 1, 2021 - December 31, 2021. The Company has incurred $954,015 in expenses during the six-month period ended June 30, 2021.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations.

The Company's reclamation and remediation bonds as of June 30, 2021 amount to US$3.6mm (C$4.4mm).

Reclamation and Remediation Bonds	June 30, 2021		December 31, 2020
	C$	US$	C$	US$
Idaho Department of Lands	3,582,398	2,890,429	3,651,065	2,867,629
Idaho Department of Environmental Quality	123,940	100,000	127,320	100,000
Bureau of Land Management - Idaho State Office	705,838	569,500	725,088	569,500
Total	$4,412,176	$3,559,929	$4,503,473	$3,537,129

The Company's reclamation and remediation obligations are secured with surety bonds, which are subject to a 2.5% management fee. These surety bonds originally had a 50% cash collateral requirement. The cash collateral requirement decreased from 50% to 0% and the cash collateral was returned to the Company in 2020.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

16. SHARE CAPITAL

As required by IFRS, all references to share capital, common shares outstanding and per share amounts in these consolidated financial statements and the accompanying notes have been restated retrospectively to reflect a 2.5 to 1 share consolidation from July 9, 2020. The Company's outstanding options were adjusted on the same basis as the common shares, with proportionate adjustment being made to the exercise prices.

Share Capital

On July 9, 2020, the Company completed a share consolidation on a 2.5 to 1 basis. The share consolidation reduced the number of outstanding common shares from 119,557,943 to 47,823,177. No fractional common shares have been issued pursuant to the consolidation and any fractional common shares that would have otherwise been issued have been rounded down to the nearest whole number and cancelled.

The Company is authorized to issue an unlimited number of common shares without par value.  As at June 30, 2021, the number of total issued and outstanding common shares is 55,163,972 (December 31, 2020 - 54,608,177).

Activities during the six-month period ended June 30, 2021

In January 2021, the Company sold 41,000 shares under its ATM (as defined below) at an average price of US$3.90 for gross proceeds of US$159,713 (C$204,061) and paid 2.75% commission.

In February 2021, the Company issued 144,400 common shares related to 144,400 exercised options, for gross proceeds of $361,000.

In March 2021, the Company issued 19,445 common shares related to 15,333 exercised options for gross proceeds of $44,159 and 4,112 vested RSUs.

In May 2021, the Company approved a cash redemption of 2,056 vested RSUs, as a result no shares have been issued related to this transaction.

In June 2021, the Company sold 320,950 shares under its ATM at an average price of US$3.30 for gross proceeds of US$1,057,951 (C$1,285,212) and paid 2.75% commission.

In June 2021, the Company issued 30,000 common shares related to 30,000 exercised options, for gross proceeds of $65,400.

Activities during the year ended December 31, 2020

In February 2020, the Company announced that it had graduated to Tier 1 of the TSX-V and the remaining 966,563 common shares of Integra held in escrow were released. The number of outstanding common shares of the Company has not change as a result of the escrow release.

On September 14, 2020, the Company completed a public bought deal of 6,785,000 common shares with a syndicate of underwriters, at an issue price of US$3.40 (C$4.48) per share for aggregate gross proceeds of US$23,069,000 (C$30,393,408). The Company paid $1,579,640 in brokers' fee and $842,783 for various other expenses (mostly legal and filing fees) in connection with this public bought deal and the filing of a base shelf prospectus in August 2020.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

16. SHARE CAPITAL (continued)

Activities during the year ended December 31, 2020 (continued)

In December 2020, the Company established an At-The-Market ("ATM") offering and filed a prospectus supplement on December 30, 2020. In the current six-month period ended June 30, 2021, the Company issued its first shares under the ATM.

Equity Incentive Awards

The Company has an equity incentive plan ("the Equity Incentive Plan") whereby the Company's Board of Directors, within its sole discretion, can grant to directors, officers, employees and consultants, stock options to purchase shares of the Company, restricted share units ("RSU") and deferred share units ("DSU") (together the "Awards"). The Equity Incentive Plan provides for the issuance of Awards to acquire up to 10% of the Company's issued and outstanding capital. The Equity Incentive Plan is a rolling plan as the number of shares reserved for issuance pursuant to the grant of Awards will increase as the Company's issued and outstanding share capital increases.  As at June 30, 2021, the Company had 355,331 (December 31, 2020 - 199,086) awards available for issuance.

In addition, the aggregate number of shares that may be issued and issuable under this Equity Incentive Plan (when combined with all of the Company's other security-based compensation arrangements, as applicable):

(a) to any one participant, within any one-year period shall not exceed 5% of the Company's outstanding issue, unless the Company has received disinterested shareholder approval;

(b) to any one consultant (who is not otherwise an eligible director), within a one-year period shall not exceed 2% of the Company's outstanding issue;

(c) to eligible persons (as a group) retained to provide investor relations activities, within a one-year period shall not exceed 2% of the Company's outstanding issue;

(d) to insiders (as a group) shall not exceed 10% of the Company's outstanding issue from time to time;

(e) to insiders (as a group) within any one-year period shall not exceed 10% of the Company's outstanding issue; and

(f) to any one insider and his or her associates or affiliates within any one-year period shall not exceed 5% of the Company's outstanding issue from time to time.

In no event will the number of shares that may be issued to any one participant pursuant to Awards under this Equity Incentive Plan (when combined with all of the Company's other security-based compensation arrangement, as applicable) exceed 5% of the Company's outstanding issue from time to time.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

16. SHARE CAPITAL (continued)

Stock Options

A summary of the changes in stock options for the six-month period ended June 30, 2021 and the year ended December 31, 2020 is as follows:

June 30, 2021			December 31, 2020
		Weighted		Weighted
		Average		Average
	Options	Exercise Price	Options	Exercise Price
Outstanding at the beginning of period	4,816,029	$2.70	4,373,300	$2.55
Granted	100,000	4.24	450,729	4.18
Exercised	(189,733)	2.48	-	-
Forfeited/Expired	(12,000)	2.88	(8,000)	2.88
Outstanding at the end of period	4,714,296	$2.75	4,816,029	$2.70

The following table provides additional information about outstanding stock options as June 30, 2021:

	No. of options outstanding	Weighted average remaining life (Years)	Exercise price	No. of options currently exercisable	Expiration date
	1,461,600		$2.50	1,461,600	November 3, 2022
	90,000		$3.20	90,000	February 1, 2023
	100,000		$2.95	100,000	February 28, 2023
	60,000		$2.18	30,000	August 29, 2023
	40,000		$2.18	26,667	September 10, 2023
	731,400		$2.00	540,933	November 23, 2023
	100,000		$2.00	100,000	December 13, 2023
	40,000		$2.18	26,667	January 11, 2024
	50,000		$2.15	33,333	January 16, 2024
	100,000		$3.28	66,667	September 16, 2024
	1,390,567		$2.88	599,963	December 17, 2024
	80,000		$1.95	26,667	March 16, 2025
	40,000		$4.51	-	September 22, 2025
	40,000		$4.42	-	October 5, 2025
	290,729		$4.71	29,165	December 15, 2025
	100,000		$4.24	33,333	February 24, 2026
Total	4,714,296	2.60	$2.75	3,164,995

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

16. SHARE CAPITAL (continued)

Share-based payments - stock options

A summary of the changes in the Company's reserve for share-based payments related to the stock options for the six-month periods ended June 30, 2021 and 2020 is set out below:

	June 30, 2021	June 30, 2020
Balance at beginning of period	$6,166,392	$4,353,229
Share-based payments - options	630,914	923,015
Share-based payments - options exercised	(282,419)	-
Balance at the end of period	$6,514,887	$5,276,244

Total share-based payments related to the stock options included in the statements of operations and comprehensive loss and the statements of changes in equity in the six-month period ended June 30, 2021 was $630,914 (June 30, 2020 - $923,015).

During the current six-month period ended June 30, 2021, 189,733 stock options were exercised for total gross proceeds of $470,559, and 12,000 stock options were canceled.

On February 24, 2021, the Company granted 100,000 options to its new director, at an exercise price of $4.24 per option, with the expiry date February 24, 2026. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $160,197, to be amortized over the options vesting period.

On December 15, 2020, the Company granted 290,729 options to its directors, officers, and contractors, at an exercise price of $4.71 per option, with the expiry date December 15, 2025. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $525,331, to be amortized over the options vesting period.

On October 5, 2020, the Company granted 40,000 options to a new employee, at an exercise price of $4.42 per option, with the expiry date October 5, 2025. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $96,056, to be amortized over the options vesting period.

On September 22, 2020, the Company granted 40,000 options to a new employee, at an exercise price of $4.51 per option, with the expiry date September 22, 2025. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $98,394, to be amortized over the options vesting period.

On March 16, 2020, the Company granted 80,000 options to two new employees, at an exercise price of $1.95 per option, with the expiry date March 16, 2025. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $76,856, to be amortized over the options vesting period.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

16. SHARE CAPITAL (continued)

Share-based payments - stock options (continued)

The following assumptions were used for the Black-Scholes valuation of stock options granted during the six-month periods ended June 30, 2021 and 2020:

	June 30, 2021	June 30, 2020
Dividend rate	0%	0%
Expected annualized volatility	51.81%	58.17%
Risk free interest rate	0.53%	0.63%
Expected life of options	3.5 yr	5 yr
Weighted average of strike price of options granted	$4.24	$1.95

Restricted Share Units

Restricted share units are the equity settled units, granted under the Company's Equity Incentive Plan and are accounted for based on the market value of the underlying shares on the date of grant and vest in equal installments annually over three years. The aggregate maximum number of shares available for issuance from treasury underlying restricted share units under the Equity Incentive Plan was increased in the current six-month period ended June 30, 2021 from 600,000 to 1,200,000 shares. These units are exercisable into one common share once vested, for no additional consideration. They can be redeemed in cash, at the Company's discretion.

A summary of the changes in restricted share units for the six-month period ended June 30, 2021 and the year ended December 31, 2020 is as follows:

	Restricted share units	Weighted average grant date FV
Outstanding at beginning of year	-	$-
Granted	358,203	$4.71
Outstanding, December 31, 2020	358,203	$4.71
Vested - (shares issued)	(4,112)	$4.71
Vested - cash redemption (no shares issued)	(2,056)	$4.71
Forfeited/Expired	(6,168)	$4.71
Outstanding/unvested at the end of period	345,867	$4.71

Share-based payments - restricted share units

A summary of the changes in the Company's reserve for share-based payments related to the restricted share units for the six-month periods ended June 30, 2021 and 2020 is set out below:

	June 30, 2021	June 30, 2020
Balance at beginning of period	$46,978	$-
Share-based payments - RSUs	298,972	-
Share-based payments - RSUs vested	(27,633)	-
Balance at the end of period	$318,317	$-

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

16. SHARE CAPITAL (continued)

Share-based payments - restricted share units (continued)

Total share-based payments related to the restricted share units included in the statements of operations and comprehensive loss and the statements of changes in equity in the six-month period ended June 30, 2021 was $298,972 (June 30, 2020 - $Nil).

During the current six-month period ended June 30, 2021, 6,168 RSUs were vested and 6,168 RSUs were canceled.

On December 15, 2020, the Company granted 358,203 RSUs to its officers and employees, with an expiry date December 15, 2025, and subject to vesting provisions in accordance with the Company's Equity Incentive Plan. The share-based payment related to these units was calculated as $1,687,136, to be amortized over the unit vesting period.

The Company did not issue RSUs prior to 2020.

Deferred Share Units

Deferred share units are equity settled units, granted under the Company's Equity Incentive Plan and are accounted for based on the market value of the underlying shares on the date of grant and vest immediately. The aggregate maximum number of shares available for issuance from treasury underlying deferred share units under the Equity Incentive Plan was increased in the current six-month period ended June 30, 2021 from 200,000 to 400,000 shares. These units are exercisable into one common share during the period commencing on the business day immediately following the retirement date and ending on the ninetieth day following the retirement date providing a written redemption notice to the Company, for no additional consideration. In the event a participant resigns or is otherwise no longer an eligible participant during the year, then any grant of DSUs that are intended to cover such year, the participant will only be entitled to a pro-rated DSU payment. These units can be redeemed in cash, at the Company's discretion.

A summary of the changes in deferred share units for the six-month period ended June 30, 2021 and the year ended December 31, 2020 is as follows:

	Deferred share units	Weighted average grant date FV
Outstanding at beginning of year	-	$-
Granted	87,500	$4.71
Outstanding, December 31, 2020	87,500	$4.71
Granted	13,403	$3.51
Outstanding/vested at the end of period	100,903	$4.55

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

16. SHARE CAPITAL (continued)

Share-based payments - deferred share units

A summary of the changes in the Company's reserve for share-based payments related to the deferred share units for the six-month periods ended June 30, 2021 is set out below:

	June 30, 2021	June 30, 2020
Balance at beginning of period	$412,125	$-
Share-based payments - DSUs	47,061	-
Balance at the end of period	$459,186	$-

Total share-based payments related to the deferred share units included in the statements of operations and comprehensive loss and the statements of changes in equity in the six-month period ended June 30, 2021 was $47,061 (June 30, 2020 - $Nil).

On March 31, 2021, the Company issued 6,921 DSUs to certain directors in lieu of their directors' fees, as elected by those directors (March 31, 2020 - Nil). Each DSU has been fair valued at Integra's March 31, 2021 closing share price of $3.40. Those units vested in full at the grant date. The share-based payment related to these DSUs was calculated as $23,531, expensed on March 31, 2021.

On June 30, 2021, the Company issued 6,482 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors (June 30, 2020 - Nil). Each DSU has been fair valued at Integra's June 30, 2021 closing share price of $3.63. Those units vested in full at the grant date. The share-based payment related to these DSUs was calculated as $23,529, expensed on June 30, 2021.

On December 15, 2020, the Company granted 87,500 DSUs to its directors and these units vested in full at the grant date.  The share-based payment related to these DSUs was calculated as $412,125, expensed on December 15, 2020.

The Company did not issue DSUs prior to 2020.

Share-based payments - summary

A summary of the changes in the Company's reserve for all share-based payment arrangements for the six-month periods ended June 30, 2021 and 2020 is set out below:

	June 30, 2021	June 30, 2020
Balance at beginning of period	$6,625,495	$4,353,229
Share-based payments - options	630,914	923,015
Share-based payments - RSUs	298,972	-
Share-based payments - DSUs	47,061	-
Options exercised	(282,419)	-
RSUs vested	(27,633)	-
Balance at the end of period	$7,292,390	$5,276,244

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2021 and 2020 (Expressed in Canadian Dollars)

16. SHARE CAPITAL (continued)

Share-based payments - summary (continued)

Total share-based payments related to the stock options, RSUs, and DSUs included in the statements of operations and comprehensive loss and the statements of changes in equity in the six-month period ended June 30, 2021 was $976,947 (June 30, 2020 - $923,015).

17. NET LOSS PER SHARE

	June 30, 2021	June 30, 2020
Net loss for the period	$(20,193,986)	$(8,351,575)
Basic weighted average numbers of share outstanding (000's)	54,814	47,823
Diluted weighted average numbers of shares outstanding (000's)	54,814	47,823
Loss per share:
Basic	$(0.37)	$(0.18)
Diluted*	$(0.37)	$(0.18)

*Basic loss per share is computed by dividing net loss (the numerator) by the weighted average number of outstanding common shares for the period (the denominator). Options, RSUs, and DSUs outstanding have been excluded from computing diluted loss per share because they are anti-dilutive or not in the money.

18. SUBSEQUENT EVENTS

  Subsequent to the period-end, 2,000 options were exercised.

Subsequent to the period-end, the Company sold 155,000 shares under its ATM at an average price of US$2.95 for gross proceeds of US$456,957 (C$573,390) and paid 2.75% commission.